Exhibit 10.43

a
ASYST TECHNOLOGIES, INC.
48761 Kato Road
Fremont, CA 94538
Tel: 510.661.5000
Fax: 510.661.5166

Private and Confidential
January 17, 2007
Michael A. Sicuro
[insert address]
Dear Michael,
This letter is intended to confirm the terms of your offer of employment with Asyst Technologies, Inc. (“Asyst” or the “Company”).
Position: Asyst is pleased to offer you the position of Senior Vice President, Chief Financial Officer of Asyst Technologies (which is deemed a corporate officer position, for Section 16 reporting purposes). In this position, you will report to me, as the Company’s President and Chief Executive Officer, and shall be responsible for performing the duties, functions and responsibilities consistent with that position and as outlined in the attached job description. In addition to these basic duties, you will be expected to perform other job-related duties as I may assign, and/or as assigned by our Board of Directors, from time-to-time.
Base Salary: This is an exempt position, and your base salary through our fiscal year ending March 31, 2008 will be $11,538.46 gross per pay period (26 pay periods per year), which calculates to an annual gross base salary of $300,000.00 (before withholdings for applicable taxes, benefits and other deductions). You will also be eligible to participate in periodic performance appraisals, in accordance with the Company’s Management Bonus Plan (as may be available during the term of employment).
Retention Payment/Relocation Assistance: Following commencement of your employment with Asyst, the Company will advance to you the lump sum amount of $125,000.00, less withholdings and other deductions. This lump sum advance is intended to represent a combined retention incentive and consideration for any expenses and inconvenience you may incur to relocate your place of residence in conjunction with your employment with Asyst. This lump sum advance will accrue to your benefit over the first three years of your employment with Asyst, in equal amounts as of each of the first three anniversaries of your commencement of employment. Accordingly, you agree that if you terminate your employment with Asyst for any reason, or Asyst terminates your employment for “cause,” at any time prior to the third
Confidential — Asyst Technologies, Inc.

Michael A. Sicuro
January 17, 2007
anniversary of your commencement of employment, you will be obligated and liable to return and remit to Asyst an amount reflecting the remaining pro rata portion of the lump sum advance, less any applicable amounts previously withheld by Asyst for taxes. [For example, if you terminate your employment for any reason, or Asyst terminates your employment for “cause,” as of the first anniversary of your commencement of employment, you will be obligated and liable to return and remit $83,333 to Asyst, less any applicable amounts previously withheld by Asyst for taxes.] You agree that this lump sum advance shall be without further “gross-up” or additional payment in the event you incur additional personal or other taxes in connection with this payment.
Management Bonus Plan: You will be eligible to participate in the Company’s annual bonus and equity retention programs, including the Management Bonus Plan for the fiscal year ending March 31, 2008. Your target bonus for the fiscal year ending March 31, 2008 is 75% of your annual gross base salary. This target bonus, and your eligibility to participate in the Management Bonus Plan, will be subject to all terms and conditions of the plan. I will meet with you during the first few weeks of your employment to review the corporate objectives and to agree on your individual objectives for FY 2008. The bonus for the FY 2008 period is payable in cash (subject to withholdings and other deductions), and the payout for the fiscal year is expected in June 2008, after the completion of FY 2008 year-end close and audit. As provided by the terms of the Management Bonus Plan, you must be actively employed in good standing at the time of actual payout in order to be deemed to be eligible and to have earned the right to receive this payment.
This is a performance-based plan, and the amount of your bonus payment (if any) is also subject to adjustment and limitation based on the achievement of Company, team and individual objectives.
Stock Awards: Additionally, in conjunction with your commencement and continuing employment, Asyst will offer you the following stock awards:
1.	105,000 shares of restricted stock, which shall vest in three (3) equal installments as of each of the first three (3) anniversaries of the award date; and

2.	150,000 stock option shares, which shall vest in three (3) equal installments as of each of the first three (3) anniversaries of the award date.
The exercise price of the stock option shares will be set at the closing Nasdaq market price per share of the Company’s Common Stock as of the day before the last trading day of the month in which your award is approved by Asyst’s Board of Directors, which is expected to be in February 2007 if you commence employment with Asyst in January 2007.
In the event the Company terminates your employment, for any reason other than for “cause,” at any time prior to the third anniversary of your commencement of employment, the Company agrees to accelerate the vesting of shares subject to then-existing option share or restricted stock awards that otherwise would have vested pursuant to the terms and conditions of the respective awards over the 12-month period following the effective date of termination of your
Confidential — Asyst Technologies, Inc.

Michael A. Sicuro
January 17, 2007
employment, such that those shares shall be deemed vested in full as of your effective termination date. This vesting acceleration shall be in exchange for a general release of claims as of the effective date of termination of employment, known or unknown, against the Company, its officers, directors, employees, affiliates, subsidiaries, successors and assigns. For purposes of this letter, “cause” shall have the meaning given in Asyst’s form of Change-in-Control Agreement previously provided to you.
You also will be eligible to receive an additional stock award in conjunction with the determination by our Board of Directors of executive compensation for our fiscal year ending March 31, 2008 (which would ordinarily be determined in May 2007).
Each award is also subject to approval of our Board of Directors, the terms and conditions of our 2003 Equity Incentive Plan (from which the awards would issue), and your commencement and continuing employment in good standing with Asyst.
Other Benefits: You also will be eligible to receive change-of-control and indemnity commitments from the Company, consistent with our standard benefits, terms and conditions regarding such commitments similarly offered to our executives. These further commitments will be subject to our forms of Change-in-Control Agreement and Indemnity Agreement, respectively, previously provided to you.
You will be eligible for paid time off (PTO) accrual, consistent with Asyst policies, as well as customary or Company-declared “shut-down” periods.
Asyst offers a very competitive benefits package, which would be available to you upon your employment. A brief summary of those benefits is attached for your review. You will need to review carefully the specific benefit plans to determine your eligibility and the terms and conditions applicable to any benefits. Please note that under current benefit plan requirements, if an Asyst employee requests medical and dental coverage, the employee is required to pay approximately 6% of the employee premium, and if covering dependents the employee is required to pay approximately 16% of the dependent premium. Also, there is a 401K Plan available to employees interested in tax-deferred income and investment options. It is understood that all benefits and plan terms and conditions are subject to change without notification.
At Will Employment: You understand and agree that, prior to your actual commencement of employment, Asyst may revoke or change this offer of employment at any time and for any reason, without obligation or liability to you. You also understand and agree that if you do accept employment with Asyst, your employment will at all times be “at will.” You employment is not for a specific term and can be terminated by you or by the Company at any time, for any reason, for no reason, with or without cause and with or without notice. In addition, the Company may change your compensation, benefits, duties, assignments, responsibilities, location of employment or another other terms and conditions of employment, at any time to adjust to the changing needs of the Company. Any contrary representations, promises or assurances which may have been made or which may be made to you, concerning any aspect of your employment, are superseded by this offer and of no binding effect on Asyst. Any additions
Confidential — Asyst Technologies, Inc.

Michael A. Sicuro
January 17, 2007
or modifications of these terms would have to be in writing and signed in advance by yourself, myself, and the Vice President, Human Resources, before any such additions or modifications can be deemed or understood to be effective and binding.
Other Matters: You also must be able to provide appropriate identification establishing your identity and legal right to work within the United States, and complete and return a form I-9 within the first three (3) days of your employment. This offer and your employment is also contingent upon satisfactory background and reference checks. In this regard, you will be asked to consent to Asyst obtaining such background information and references as it deems reasonably necessary, including confirmation of your past employment history, Social Security verification and criminal background (if any).
As a further condition of our offer and your initial and continuing employment with Asyst, you will be expected to sign and comply with all Asyst policies and procedures applicable to its senior executive officers, concerning benefits, confidential information, assignment of inventions, arbitration of disputes, business conduct, among others. In this regard, you will be asked to sign and return in conjunction with your acceptance of this offer the enclosed Proprietary Information Agreement, Code of Conduct/Finance Code of Conduct, officer’s questionnaire and the Agreement to Arbitrate Disputes and Claims. These agreements, and the additional policies and procedures applicable to you at all times during employment with Asyst, contain important conditions effecting your employment and your legal rights in general. Please read and review them carefully and feel free to consult with your attorney or other advisor concerning their terms, significance and effect on you.
This offer of employment is also conditioned on your acceptance in writing and commencement of employment prior to January 31, 2007.
We hope you will give our offer positive consideration, and we look forward to having you as part of our team. If this offer is acceptable, please sign, date and return this letter, along with the enclosed additional documents to Human Resources.
If there are any questions or concerns, please feel free to contact me.
Sincerely,

/s/ Stephen S. Schwartz
Stephen S. Schwartz
Chairman, President & CEO
Understood, Agreed and Accepted:
     I understand, agree to and accept the terms and conditions of this offer of employment with Asyst Technologies, Inc. I also specifically understand and agree that Asyst may revoke this offer at any time, and for any reason, prior to my actual commencement of employment and without obligation or liability to me, and that my continuing employment thereafter with shall be
Confidential — Asyst Technologies, Inc.

Michael A. Sicuro
January 17, 2007
“at will”, subject to my compliance with all policies or procedures in effect, and terminable by me or by Asyst at any time, for any reason, for no reason, with or without cause and with or without notice.

/s/ Michael A. Sicuro	1.19.07
Michael A. Sicuro	Date

[intended start date]

Attachments:	Proprietary Information Agreement
Agreement to Arbitrate Disputes and Claims
Code of Conduct/Finance Code of Conduct
Officer’s questionnaire
Indemnity Agreement
Change-in-Control Agreement

Confidential – Asyst Technologies, Inc.